

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JAN 5 2006
1086

January 3, 2006



06020237

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/3/2006

Re: Sempra Energy
Incoming letter received November 23, 2005

Dear Mr. Kyle:

This is in response to your letters dated November 23, 2005 and December 21, 2005 concerning the shareholder proposal submitted to Sempra by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated December 12, 2005. Our response is attached to the enclosed photocopies of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Richard S. Simon
The City of New York
Office of the Comptroller
1 Centre Street, Room 1120
New York, NY 10007-2341



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 23, 2005

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal -- Exclusion for Failure to Provide Requisite Proof of Continuous Share Ownership

Ladies and Gentlemen:

We have received from the Office of the Comptroller of New York City a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. The proposal was submitted on behalf of five pension funds (collectively, the "funds") for which the New York City Comptroller serves as trustee or custodian or both.[1]

As more fully discussed below, each fund has failed to provide us with requisite proof (after twice having been timely and properly requested to do so) that it has continuously owned our shares for a period of at least one year as of the date its proposal was submitted and the time to provide that proof has expired. Quite simply, the funds' proposal was submitted by facsimile transmission sent to and received by us on October 31, 2005 but the funds' proofs of ownership cover only a period ending on October 24, 2005. Accordingly, we intend to exclude the funds' proposal from our proxy materials pursuant to Rules 14a-8(b) and (f) under the Securities Exchange Act of 1934.

[1] The five funds on whose behalf the proposal was submitted are the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System.

Background

October 31 -- Submission of Shareholder Proposal

The funds' shareholder proposal was submitted to us by facsimile transmission on October 31, 2005. Although the letter from the New York Comptroller accompanying that transmission is dated October 24, the facsimile transmission cover sheet and the related transmission information appearing on the transmitted pages make it incontrovertible that the transmittal occurred and the proposal was submitted on October 31. The facsimile transmission pages, including the October 31 transmission cover sheet and transmission data, are enclosed as Appendix A.

The funds' submission included letters from The Bank of New York (included in Appendix A) with respect to each of the funds verifying that the bank had held for the benefit of the applicable fund at least $2,000 in market value of our shares from October 24, 2004 through the date of the bank's letter. However, each of these letters is dated October, 24, 2005 -- a week before the funds' proposal was electronically transmitted to and received by us.

November 1 -- Initial Notice to Proponent of Eligibility Deficiency

Upon receiving the funds' October 31 submission we immediately determined that none of the funds was a registered holder of our shares and none had filed any reports of ownership of our shares with the Commission. We also determined that, as discussed below, the letters from The Bank of New York dated October 24 and included with the submission did not constitute requisite proof of the funds' share ownership as of the time the proposal was submitted as required by the Shareholder Proposal Rule.

Consequently, on November 1 we wrote to the New York City Comptroller requesting that we be provided with requisite and timely proof of the funds' continuous beneficial ownership of our shares for at least one year as of the date that their shareholder proposal was submitted. A copy of our letter and its enclosures together with proof of its receipt by the Comptroller on November 2 are enclosed as Appendix B.

Our letter specifically called the New York City Comptroller's attention to the proof of continuous beneficial ownership of our shares that was required under the Shareholder Proposal Rule and the time frame by which requisite proof must be provided to us. It stated:

> We note that none of the funds is a registered holder of our shares and none has filed reports of ownership of our shares with the Securities and Exchange Commission. Accordingly, under the Shareholder Proposal Rule you must provide us with

proof of the funds' eligibility to submit a shareholder proposal.

Proof of eligibility must consist of a written statement from the "record" holder of the funds' shares verifying that, at the time you submitted the funds' proposal, the funds have continuously held at least $2000 in market value of our shares for at least one year. The letters from the Bank of New York that you submitted with your proposal do not satisfy that requirement. [Emphasis in original.]

Proof of continuous share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to provide the required proof within that time frame would permit us to exclude your proposal from our proxy materials. [Emphasis in original.]

To assist in complying with these requirements, we also enclosed with our letter a copy of the Shareholder Proposal Rule in which we highlighted Questions 2 and 6 setting forth the eligibility and procedural requirements of the rule. We also enclosed the relevant pages from Staff Legal Bulletin No.14 (July 13, 2001) and highlighted Section C.1.c regarding substantiation of share ownership. Both the rule and the bulletin clearly state that proof of share ownership must be for a period of one year as of the time the shareholder submits a proposal.

November 10 -- Proponents' Inadequate Response to Notice of Eligibility Deficiency

On November 10, 2005 we received an additional facsimile transmission from the New York City Comptroller over a cover sheet dated November 9. Aside from the cover sheet noting its contents, the transmission consisted solely of the same five letters from The Bank of New York dated October 24 that had been included with the funds' proposal submission of October 31 and which we had advised the Comptroller were inadequate to provide requisite proof of the funds' eligibility to submit a shareholder proposal. This transmission is enclosed as Appendix C.

November 11 -- Additional Notice to Proponent of Continuing Eligibility Deficiency

The New York City Comptroller's resubmission of the letters from The Bank of New York did not, of course, cure the eligibility deficiency that we had called to the Comptroller's attention in our original notice of eligibility deficiency. They simply reconfirmed that the funds' had held our shares for at least one year as of the October 24 date of the letters. But they did prove, as required by the Shareholder Proposal Rule, that the funds had held our shares for at least one year as of the October 31 date on which the Comptroller submitted the funds' proposal.

Consequently, on November 11 we once again wrote to the New York City Comptroller to call his attention to the funds' continuing eligibility deficiency. Our letter stated:

> Yesterday, we received your additional facsimile transmission including letters from the Bank of New York dated October 24, 2005 confirming that the bank has held for each fund at least $2000 in value of our Common Stock since October 24, 2004. These are the same letters that you previously included with your original submission and, as I stated in my earlier letter, they do not meet the requirements of the Shareholder Proposal Rule for proof of the funds' eligibility to submit a shareholder proposal.
>
> The Shareholder Proposal Rule provides that ***proof of eligibility must consist of a written statement from the record holder of the funds' shares verifying that, at the time you submitted the funds' proposal, the funds has continuously held at least $2000 in market value of our shares for at least one year.*** [Emphasis in original.]
>
> ***Proof of continuous share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you received my letter of November 1. A failure to provide the required proof within that time frame would permit us to exclude your proposal from our proxy materials.*** [Emphasis in original.]

With our letter, we again enclosed a copy of the Shareholder Proposal Rule and highlighted Questions 2 and 6 of rule. We also again enclosed and highlighted the relevant pages from Staff Legal Bulletin No. 14. In particular, we highlighted the example in Section C.1.c(1) of the bulletin clearly stating, as an example, that proof ownership as of May 30 would be inadequate for a proposal submitted on June 1.

A copy of our November 11 letter and its enclosures is enclosed as Appendix D.

Proponent's Continued Failure to Provide Requisite Proof of Eligibility

The New York City Comptroller has not responded to our November 11 notice of continued eligibility deficiency. And the time to provide requisite proof of the funds' eligibility to submit their proposal has now expired. It expired on November 16 -- 14 calendar days after the Comptroller received our original notice of the funds' eligibility deficiency.

Discussion -- Proposal Exclusion for Failure to Provide Requisite Proof of Eligibility

It has now been over 14 calendar days since November 2 when the New York City Comptroller received our initial letter requesting requisite and timely proof of the funds' continuous beneficial ownership of our shares for at least one year as of the October 31 date on which the funds' proposal was submitted. But the only "proof" that has been provided to us is that the funds had continuously so owned our shares through October 24. And that proof is inadequate to satisfy the requirements of the Shareholder Proposal Rule.

Rule 14a-8(b)(2)(i) sets forth the method by which the funds, which are not registered holders of our shares and have not filed share ownership reports with the Commission, "must prove" their eligibility to submit a shareholder proposal. They must "submit to the company a written statement from the 'record' holder of [their] securities (usually a bank or broker) verifying that, ***at the time [they] submitted [their] proposal***, [they] continuously held the securities for at least one year." [Emphasis added.] And, Rule 14a-8(f) requires that such proof be submitted "no later than 14 days from the date [the New York City Comptroller] received [our] notification" that they had failed to provide requisite proof of their eligibility.

The letters from The Bank of New York submitted with the funds' proposal and resubmitted in response to our initial notice of eligibility deficiency simply do not satisfy the proof of eligibility requirements of the Shareholder Proposal Rule. They do not state the funds' shareholdings as of the October 31, 2005 date that the funds' proposal was submitted nor do they show continuous ownership of our shares for a one-year period as of that submission date. The bank's letters show only that each fund owned shares as of October 24, 2004 through the October 24, 2005 date of the letters.

Consistent with the explicit requirements of the Shareholder Proposal Rule, the Staff of the Commission has repeatedly permitted the exclusion from proxy materials of shareholder proposals for which proof of beneficial share ownership is as of a date before the date on which the proposals were submitted. See, for example, *The Gap Inc., March 3, 2003* (proposal excluded when submitted on November 27, 2002 with proof of ownership as of November 25, 2002); *International Business Machines, January 7, 2002* (proposal excluded when submitted on October 30, 2001 with proof of ownership as of August 15, 2001); *Oracle Corporation, June 22,2001* (proposal excluded when submitted on May 9, 2001 with proof of ownership as of October 12, 2000); *Eastman Kodak Company, February 7, 2001* (proposal excluded when submitted on November 21, 2000 with proof of ownership as of November 1, 2000).

The Staff's concurrence in the exclusion of the proposal in *International Business Machines (January 7, 2002)* is particularly instructive because of the great similarity to the facts presented here. In *IBM* three investment fund co-proponents submitted a proposal to IBM on October 30, 2001. The proponents accompanied their submission with a letter from State Street Bank dated August 23, 2001 listing the shareholdings of each co-proponent as of August 15, 2001 and confirming that these shares had been so held for more than one year. IBM then timely wrote to the co-proponents requesting proof that they had held their shares for one year as of the date that their proposal was submitted. The co-proponents responded to this request only by, through their attorney, asserting that the letter from State Street Bank satisfied the proof of beneficial ownership requirements of the Shareholder Proposal Rule. The Staff concurred in IBM's exclusion of the proposal from IBM's proxy materials for the proponents' failure "to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for a the one-year period specified in rule 14a-8(b)."

The funds' proof of beneficial ownership is insufficient for purposes of the Shareholder Proposal Rule for the very same reasons that the proofs in *IBM, The Gap, Oracle* and *Eastman Kodak* were insufficient. In each case, the period covered by the purported proof ends before the proponent submitted the proposal. Thus, they do not establish, as is required by the Shareholder Proposal Rule, continuous share ownership for at least one year as of the date the proposal was submitted.

The proof of ownership requirements of the Shareholder Proposal Rule have also been reflected in Staff Legal Bulletin No. 14 (July 13, 2001). Section C of the bulletin specifically addresses the requirement of the Shareholder Proposal Rule that proof of beneficial share ownership must be as of the date a proposal is submitted. And Section C.1.c. of the bulletin provides a question and answer example of a failure of proof remarkably similar and directly applicable to the funds' proposal. It states:

> **(1) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
> [Emphasis in original.]

156124

> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Here the funds' proposal was submitted on October 31 but proof of continuous share ownership is as of October 24. That proof does not meet the requirements of the Shareholder Proposal Rule. It simply fails to establish that the funds meet the eligibility requirement of continuous beneficial ownership of our shares for at least one year as of the date their proposal was submitted.

We have twice advised the New York City Comptroller of the requirement to provide requisite proof of the funds' eligibility to submit their shareholder proposal and of the time frame by which requisite proof must be provided. In doing so, we have gone well far beyond the notification requirements of Rule 14a-8(f) and those recommended by Staff Legal Bulletins Nos. 14 and 14B.

We have advised the New York City Comptroller both in our letters and in their enclosures that proof of beneficial ownership must be for a continuous period of at least one year as of the date the funds' proposal was submitted. We have enclosed with each of our two letters a copy of the Shareholder Proposal Rule highlighted to show the procedures that must be followed and the proof that must be provided. We have enclosed the relevant pages of Staff Legal Bulletin No.14 highlighting the questions and answers that demonstrate that the proof that has been submitted does not meet the requirements of the Shareholder Proposal Rule and that proof of eligibility must show continuous ownership for at least one year as of the date of proposal submission.

But we still have not been provided with requisite proof of the funds' eligibility to submit their shareholder proposal. And the time for us to receive the required proof has now expired.

Accordingly, we intend to exclude the funds' proposal from our proxy materials as a consequence of their failure to have properly established that they have satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of such requirements pursuant to Rule 14a-8(f).

* * * * * * * * * * *

We ask that the Staff advise us that they will not recommend any action to the Commission in respect of our excluding the funds' shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of its formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2006 Annual Meeting of Shareholders with the Commission. We are also enclosing six copies of this letter and its enclosures and an additional copy of the letter and its enclosures is concurrently being sent to the New York City Comptroller.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2006. We will promptly forward your response on to the New York City Comptroller.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,



Gary W. Kyle

cc: New York City
Office of the Comptroller
Attention: Patrick Doherty

enclosures

Appendix A

New York City funds' shareholder proposal

Dated October 31, 2005

FAX

FROM THE

New York City
Office of the Comptroller
Bureau of Asset Management

Date 10/31/05

Total # of pages including cover page:

To: Mr. Thomas C. Sanger / SEMPRA

Fax #: 619-696-4508

Phone #:

From: Patrick Doherty

Phone #: (212) 669-2651 or 7444

Fax #:

SPECIAL INSTRUCTIONS

Attention - Susan



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER



OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 24, 2005

Mr. Thomas C. Sanger
Corporate Secretary
Sempra Energy
101 Ash Street
San Diego, CA 92101

Dear Mr. Sanger:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Sempra Energy common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty

Enclosures

Sempra Energy 04-05

SEMPRA ENERGY

WHEREAS:

In 2005, the scientific academies of 11 nations, including the U.S., stated that, "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action. It is vital that all nations identify cost-effective steps that they can take now, to contribute to substantial and long-term reductions in net global greenhouse gas emissions."

A 2004 Conference Board report declared that, "scientific consensus that the climate is changing is growing steadily stronger over time; Corporate boards will be increasingly expected to evaluate potential risks associated with climate change; and, the global economy will become less carbon-intensive over time...The real questions are what the pace of the transition will be and who will be the winners and losers."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

In June 2005, a majority of U.S. Senators voted in favor of a resolution stating that, "...Congress should enact a comprehensive and effective national program of mandatory, market-based limits on emissions of greenhouse gases that slow, stop, and reverse the growth of such emissions..."

In 2004 and 2005, AEP, Cinergy, DTE Energy, TXU, and Southern Company issued comprehensive reports to shareholders about the implications of climate change for their businesses. AEP stated, "some initial mandatory reductions of greenhouse gas emissions are likely in the next decade..."

Nine northeastern states are developing the Regional Greenhouse Gas Initiative, which aims to significantly reduce emissions from electric power companies and develop a market to trade emissions allowances. California plans to reduce the state's emissions of greenhouse gases to 2000 levels by 2010, 1990 levels by 2020, and 80 percent below 1990 levels by 2050.

In February 2005, the Kyoto Protocol took effect, imposing mandatory greenhouse gas limits on the 148 participating nations. Companies with operations in those nations must reduce or offset some of their greenhouse gas emissions. For example, companies with operations in Europe can make reductions using the European emissions trading program, where CO_2 has regularly traded for more than $20 per ton.

The California Public Utilities Commission now expects all utilities to add a greenhouse gas cost of $8/ton of CO_2 in all long-term power contracts, and the Colorado Public Utilities Commission agreed that Xcel Energy should assume a $9 per ton cost for a new coal power plant.

Sempra is proposing to build approximately 2,000 Megawatts of pulverized coal-fired power plants with an estimated investment of $2.5 billion, which will emit approximately 15 million tons of CO_2 per year.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's current and proposed power plant operations. The report should be provided by September 1, 2006 at a reasonable cost and omit proprietary information.

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from October 24, 2004 through today at The Bank of New York for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 31,052 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from October 24, 2004 through today at The Bank of New York for the New York City Employees' Retirement System.

the New York City Employees' Retirement System 210,122 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from October 24, 2004 through today at The Bank of New York for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System 206,867 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from October 24, 2004 through today at The Bank of New York for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 10,228 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from October 24, 2004 through today at The Bank of New York for the New York City Police Pension Fund.

the New York City Police Pension Fund 83,225 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

Appendix B

Letter to New York City Comptroller

Dated November 1, 2005



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 1, 2005

Via Federal Express

New York City
Office of the Comptroller
1 Centre Street
New York, New York 10007-2341

Attention: Patrick Doherty

Re: Shareholder Proposal -- Notice of Eligibility Deficiency

Ladies and Gentlemen:

This letter acknowledges our receipt of your facsimile transmission of October 31 submitting a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule. It will also call your attention to an eligibility deficiency with respect to your proposal that must be timely corrected if the proposal is to be included in our proxy materials.

You have submitted your proposal on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively the "funds") for which you serve as trustee or custodian or as both. You have also submitted letters from the Bank of New York confirming that each fund has held at least $2000 in value of our Common Stock for at least one year through the October 24, 2005 date of the bank's letters.

We note that none of the funds is a registered holder of our shares and none has filed reports of ownership of our shares with the Securities and Exchange Commission. Accordingly, under the Shareholder Proposal Rule you must provide us with proof of the funds' eligibility to submit a shareholder proposal.

Proof of eligibility must consist of a written statement provided to us from the record holder of the funds' shares verifying that, at the time you submitted the funds' proposal, the funds has continuously held at least $2000 in market value of our shares for at least one year. The letters from the Bank of New York that you submitted with your proposal do not satisfy that requirement.

Proof of continuous share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to provide the required proof within that time frame would permit us to exclude your proposal from our proxy materials.

To assist you in complying with these requirements, we are enclosing a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure, which we have highlighted, set forth the eligibility and procedural requirements that you must follow. We are also enclosing and have highlighted the relevant pages from Staff Legal Bulletin No. 14 of the Securities and Exchange Commission.

We, of course, also reserve the right to exclude your proposal from our proxy materials on any other bases that may be available to us.

Very truly yours,



Gary W. Kyle

Enclosures



Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.

➤ Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)

➤ Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilititate

the company has decided to include the proposal in its proxy materials;

- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?**
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or Misleading Statements

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

~~the number of record holders those to whom it does not have to deliver a separate pro statement.~~

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place,

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or Misleading Statements

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10 Prohibition of Certain Solicitations

No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

a) any undated or post-dated proxy, or

b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-12. Solicitation Prior to Furnishing Required Proxy Statement

a) Notwithstanding the provisions of § 240.14a-3(a), a solicitation may be made before furnishing security holders a written proxy statement meeting the requirements of § 240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10 Prohibition of Certain Solicitations

No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

a) any undated or post-dated proxy, or

b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-12. Solicitation Prior to Furnishing Required Proxy Statement

a) Notwithstanding the provisions of § 240.14a-3(a), a solicitation may be made before furnishing security holders a written proxy statement meeting the requirements of § 240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

Campos, Cynthia

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Subject: FedEx Shipment 790207329299 Delivered

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Our records indicate that the following shipment has been delivered:

Tracking number:	790207329299
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Shipper Information	Recipient Information
Cynthia Campos	Office of the Controller
SEMPRA ENERGY	New York City
101 ASH STREET	1 Centre Street
SAN DIEGO	New York
CA	NY
US	US
92101	100072341

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Cynthia Campos of SEMPRA ENERGY sent Office of the Controller of New York City a Priority Overnight FedEx Envelope.

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From: Origin ID: (619)699-5058
Cynthia Campos
SEMPRA ENERGY
101 ASH STREET

SAN DIEGO, CA 92101



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3. Place label in shipping pouch and affix it to your shipment so that the barcode portion of the label can be read and scanned.

Warning: Use only the printed original label for shipping. Using a photocopy of this label for shipping purposes is fraudulent and could result in additional billing charges, along with the cancellation of your FedEx account number.

Use of this system constitutes your agreement to the service conditions in the current FedEx Service Guide, available on fedex.com. FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery, misdelivery, or misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim. Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the package, loss of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental, consequential, or special is limited to the greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss. Maximum for items of extraordinary value is $500, e.g. jewelry, precious metals, negotiable instruments and other items listed in our Service Guide. Written claims must be filed within strict time limits, see current FedEx Service Guide.

Appendix C

New York City Comptroller response to letter 11/1/05

Dated November 10, 2005

FAX

FROM THE

New York City Office of the Comptroller

Bureau of Asset Management

Date 11/9/05

Total # of pages including cover page:

To: Mr. Gary Kyle

Fax #: 619-696-4443

Phone #: 619-696-4373

From: Patrick Doherty

Phone #: 212-669-2651

Fax #: 212-815-8663

SPECIAL INSTRUCTIONS

Mr. Kyle —
Attached you will find revised letter of verification our NYC funds' holdings in Sempra Energy. Please contact me if you need any further information.

- Patrick Doherty

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund 83,225 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 10,228 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System 206,867 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

the New York City Employees' Retirement System 210,122 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 31,052 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Appendix D

Letter to New York City Comptroller

Dated November 11, 2005



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 11, 2005

Via Federal Express

New York City
Office of the Comptroller
1 Centre Street
New York, New York 10007-2341

Attention: Patrick Doherty

Re: Shareholder Proposal -- Notice of Continued Eligibility Deficiency

Dear Mr. Doherty:

Please refer to my letter to you dated November 1, 2005 regarding the shareholder proposal that you submitted to us by facsimile transmission on October 31, 2005. The proposal was submitted on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively the "funds") for which you serve as trustee or custodian or as both.

As noted in my earlier letter, none of the funds is a registered holder of our shares and none has filed reports of ownership of our shares with the Securities and Exchange Commission. Accordingly, under the Shareholder Proposal Rule you must provide us with proof of the funds' eligibility to submit a shareholder proposal.

Yesterday, we received your additional facsimile transmission including letters from the Bank of New York dated October 24, 2005 confirming that the bank has held for each fund at least $2000 in value of our Common Stock since October 24, 2004. These are the same letters that you previously included with your original submission and, as I stated in my earlier letter, they do not meet the requirements of the Shareholder Proposal Rule for proof of the funds' eligibility to submit a shareholder proposal.

The Shareholder Proposal Rule provides that ***proof of eligibility must consist of a written statement from the record holder of the funds' shares verifying that, at the time***

you submitted the funds' proposal, the funds has continuously held at least $2000 in market value of our shares for at least one year.

Proof of continuous share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you received my letter of November 1. A failure to provide the required proof within that time frame would permit us to exclude your proposal from our proxy materials.

To assist you in complying with these requirements, we are again enclosing a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure, which we have highlighted, set forth the eligibility and procedural requirements that you must follow. We are also enclosing and have highlighted the relevant pages from Staff Legal Bulletin No. 14 of the Securities and Exchange Commission.

We, of course, also reserve the right to exclude the funds' proposal from our proxy materials on any other bases that may be available to us.

Very truly yours,



Gary W. Kyle

Enclosures


SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

***Note:** This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.*

➤ Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)

➤ Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate

the company has decided to include the proposal in its proxy materials;

- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?**
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of

~~the number of record holders those to whom it does not have to deliver a separate pro~~
~~statement.~~

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its prox statement and identify the proposal in its form of proxy when the company holds a annual or special meeting of shareholders. In summary, in order to have your shareholde proposal included on a company's proxy card, and included along with any supportin statement in its proxy statement, you must be eligible and follow certain procedures. Und a few specific circumstances, the company is permitted to exclude your proposal, but onl after submitting its reasons to the Commission. We structured this section in a questio and-answer format so that it is easier to understand. The references to "you" are to shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/o its board of directors take action, which you intend to present at a meeting of the comp ny's shareholders. Your proposal should state as clearly as possible the course of actio that you believe the company should follow. If your proposal is placed on the company' proxy card, the company must also provide in the form of proxy means for shareholders t specify by boxes a choice between approval or disapproval, or abstention. Unless otherwi indicated, the word "proposal" as used in this section refers both to your proposal, and t your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the com pany that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at lea $2,000 in market value, or 1%, of the company's securities entitled to be voted on th proposal at the meeting for at least one year by the date you submit the proposal. Yo must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your nam appears in the company's records as a shareholder, the company can verify your eligibilit on its own, although you will still have to provide the company with a written stateme that you intend to continue to hold the securities through the date of the meeting of sha holders. However, if like many shareholders you are not a registered holder, the compan likely does not know that you are a shareholder, or how many shares you own. In thi

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place,

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or Misleading Statements

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you sub- mitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as th number of the company's voting securities that you hold. However, instead of providin that information, the company may instead include a statement that it will provide th information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statemen

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some o its statements?**

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10 Prohibition of Certain Solicitations

No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

a) any undated or post-dated proxy, or

b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-12. Solicitation Prior to Furnishing Required Proxy Statement

a) Notwithstanding the provisions of § 240.14a-3(a), a solicitation may be made before furnishing security holders a written proxy statement meeting the requirements of § 240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 tc Item 4 of Schedule 14A) and a description of their direct or indirect interests, by securit holdings or otherwise, or a prominent legend in clear, plain language advising securit holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read th proxy statement when it is available because it contains important information. Th legend also must explain to investors that they can get the proxy statement, and an other relevant documents, for free at the Commission's web site and describe whic documents are available free from the participants; and

Campos, Cynthia

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SEMPRA ENERGY	New York City
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(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place,

~~the number of record holders those to whom it does not have to deliver a separate pro[illegible] statement.~~

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its prox[y] statement and identify the proposal in its form of proxy when the company holds a[n] annual or special meeting of shareholders. In summary, in order to have your sharehold[er] proposal included on a company's proxy card, and included along with any supportin[g] statement in its proxy statement, you must be eligible and follow certain procedures. Und[er] a few specific circumstances, the company is permitted to exclude your proposal, but onl[y] after submitting its reasons to the Commission. We structured this section in a questio[n-] and-answer format so that it is easier to understand. The references to "you" are to [a] shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/o[r] its board of directors take action, which you intend to present at a meeting of the compa[-] ny's shareholders. Your proposal should state as clearly as possible the course of actio[n] that you believe the company should follow. If your proposal is placed on the company'[s] proxy card, the company must also provide in the form of proxy means for shareholders t[o] specify by boxes a choice between approval or disapproval, or abstention. Unless otherwi[se] indicated, the word "proposal" as used in this section refers both to your proposal, and t[o] your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the co[m-] pany that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at lea[st] $2,000 in market value, or 1%, of the company's securities entitled to be voted on th[e] proposal at the meeting for at least one year by the date you submit the proposal. Yo[u] must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your nam[e] appears in the company's records as a shareholder, the company can verify your eligibilit[y] on its own, although you will still have to provide the company with a written statemen[t] that you intend to continue to hold the securities through the date of the meeting of sha[re-] holders. However, if like many shareholders you are not a registered holder, the compan[y] likely does not know that you are a shareholder, or how many shares you own. In thi[s]

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Richard S. Simon
Deputy General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

December 12, 2005

BY EXPRESS MAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sempra Energy
Shareholder Proposal submitted by New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the November 23, 2005 letter sent to the Securities and Exchange Commission (the "Commission") by inside counsel for Sempra Energy ("Sempra" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(b)(2) and 14a-8 (f)() under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the November 23, 2005 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that the Company seeks.

I. The Company's Position and the Funds' Response

In its November 23 letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal (relating to the reduction of the Company's power plant emissions) pursuant to two provisions of SEC Rule 14a-8: Rule 14a-8(b)(2) and Rule 14a-8(f), relating to proof of the Funds' continuous ownership of the Company's shares. The Company bears the burden of proving that the Funds have not met their burden of establishing the requisite shareholding under these provisions. The Company has failed to meet that burden with respect to either of these provisions and its request for "no-action" relief should accordingly be denied.

Specifically, the Company alleges that within the time allowed, the Funds -- which have held hundreds of thousands of shares of the Company's stock for more than a year -- failed to submit appropriate documentation showing that the Funds had held $2,000 or more of the Company's stock for at least a year before submitting the Proposal. But the correspondence that the Company attached to its November 23 letter shows on its face that the Company never told the Funds what was lacking in the certifications that the Funds submitted from their custodian bank. The Funds, left to guess what the Company meant, did promptly submit revised certifications – which addressed a different issue from the one upon which the Company now seeks to rely. We submit that Rules 14a-8(b)(2) and (f) require that companies must give proponents clear enough notice of any purported defects in their documentation of share ownership, so as to allow a genuine opportunity to cure. A company must not be permitted to leave a proponent in the dark, and then belatedly spring the announcement of the specific alleged defect only in the no-action request to the Staff, as Sempra did here.

Here, the Office of the Comptroller, on behalf of the Funds, had obtained signed certifications on October 24, 2005 from the Funds' custodian bank, the Bank of New York, showing that each of the Funds had held far more than $2,000 of the Company's stock for the requisite one year. The October 24, 2005 letter submitting the Funds' Proposal to the Company, together with the Bank of New York October 24 certifications, was then faxed to the Company a few days later, on October 31. (In the interests of brevity, we are not attaching duplicates of the correspondence that the Company attached to its November 23 letter to the Division).

On November 1, 2005, the Company wrote to the Office of the Comptroller, stating that "The letters from the Bank of New York that you submitted with your proposal do not satisfy [the Rule's] requirement." The Company's November 1 letter did <u>not</u>, however, identify any particular respect in which the Bank of New York letters failed to satisfy Rule 14a-8. Rather, the letter simply paraphrased the Rule's requirements for demonstrating share ownership, and attached copies of the Rule and of SLB 14. Not until November 23 did the Company identify its specific objection: that the date on the Bank of New York's October 24 certifications, although the same as that on the Funds' October 24 letter, was a week before the October 31 date that the certifications and letter were then faxed to the Company.

The Office of the Comptroller, on behalf of the Funds, not knowing what defect the Company had in mind, concluded that the Company was probably referring to the fact that the certifications came from Bank of New York as Custodian, rather than from an entity such as Cede or DTC as nominee. Although the Funds believed that the Company's apparent objection was in error *, they sought to address that concern as quickly as possible. On November 9, 2005, the Office of the Comptroller faxed to the Company revised certifications from the Bank of New York, each of which added the phrase that the Fund's Sempra shares were held "in the name of Cede and Company." The date of the revised Bank of New York certifications was left at October 24, 2005. Had the Company told the Funds that the alleged defect could be entirely cured just by updating the date on the Bank of New York certifications to October 31 or later, the Funds would have done so.

But in response to the November 9 fax, the Company still declined to show its hand. Company counsel wrote back to the Funds on November 11, opining that revised certifications were "the same letters as you had previously included with your original submission." The balance of the Company's November 11 letter once again paraphrased the Rule, and attached a copy. The Company again chose not to inform the Funds that the Company's objection was simply that it needed letters from the Bank of New York with a date of October 31, 2005 or later.

Lacking that basic information, the Funds did not write in response to the Company's November 11 letter. The Company's November 23 letter to the Commission followed -- and the Funds learned for the first time what the Company's objection actually was.

Having finally been apprised of the Company's specific objection, the Funds have now cured it. On behalf of the Funds, I have submitted to Sempra's Chief Corporate Counsel, with a copy of this letter, the executed originals of revised letters from the Bank of New York, dated December 12, 2005, certifying that at all times from October 24, 2004 to the present day, each of the Funds has maintained the required share ownership in the Company (copies of the December 12 Bank of New York certifications are attached hereto).

II. Rule 14a-8 Supports the Denial Here of No-Action Relief

Rule 14a-8(f)(1) states plainly that a proposal can be excluded for failure to meet the eligibility or procedural requirements only if the company "has notified you of the problem"; in particular, "company must notify you in writing of any procedural or eligibility deficiencies . . ." Sempra never did that.

---

*Both before and after the publication of *SLB 14*, the SEC has issued no-action responses which would indicate that Rule 14a-8(b)(2) only requires that the "broker or bank" holding the stock on behalf of the beneficial owner -- such as a pension fund -- furnish a certification. The Rule does not require that the nominee, such as Cede, furnish the certification. *See Equity Office Properties Trust* (March 28, 2003); *EMC Corp.* (March 14, 2002); and *Dillard Dept. Stores, Inc.* (March 4, 1999).

The Staff has consistently stated explicitly that a Company must clearly inform a proponent what additional documentation of continuous stock ownership it must submit in order to comply with the requirements of Rule 14a-8. Most recently, in *SciClone Pharmaceuticals, Inc.* (April 14, 2005), SciClone noted in its request for a no-action letter that it had advised the proponent that he "would be required to submit documentation to the Company proving that he has held at least $ 2,000 in market value of the Company's securities (which is less than the 1% of outstanding securities alternative provided under Rule 14a-8(b)(1)) for at least a year." SciClone's notice to the proponent is very similar to what Sempra sent to the Funds. In response to SciClone's request for relief, the Staff advised:

> Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that **SciClone failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in SciClone's request for additional information from the proponent.**

(Emphasis added, above and in excerpt below)

The Staff, accordingly, conditioned any grant of no-action relief upon first giving the proponent the opportunity to cure the defect in its submission of documentary support:

> Accordingly, **unless the proponent provides SciClone with appropriate documentary support of ownership, within seven calendar days after receiving this letter**, we will not recommend enforcement action to the Commission if SciClone omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

The Staff used effectively identical language to reach the same result in other instances where a company has failed to specify what further documentation a proponent had to furnish in order to comply with Rule 14a-8. *See AMR Corp.* (March 15, 2004); ATT&T Corp. (Jan. 16, 2004); *Comcast Corp.* (Dec. 30, 2003); *Lucent Technologies, Inc.* (Sept. 29, 2003); *Radian Group, Inc.* (Feb. 28, 2003); *Honeywell International, Inc.* (Feb. 18, 2003); *IBM Corp.* (Feb. 18, 2003); *AmSouth Bancorporation* (Feb. 17, 2002); *Sysco Corp.* (July 16, 2001); *General Motors Corp.*(April 6, 2001); *Minnesota Mining and Manufacturing Co.* (Jan. 8, 2001); *Woodward Governor Co.* (Nov. 3, 2000); *Cabot Corp.* (Dec. 9, 1999); and *Triarc Companies, Inc.* (March 29, 1999).

From all of those Staff determinations, one principle is clear: where a company's response to a purportedly inadequate certification of share ownership is merely to cite, quote, or provide a copy of, the Commission's Rules, without clearly stating what more is needed for an appropriate certification, then proponent will be given an opportunity to promptly supply that additional documentation, before the Staff will issue a no-action letter. Had the Company given the Funds that information, the Funds could readily have supplied the appropriate documentation weeks ago, without the need for involving the Staff.

The Funds have now supplied that documentation. Thus, any possible defect in the Funds' certifications as to Sempra has now been fully cured. We respectfully submit that there is now no possible basis for the grant of no-action relief, conditional or otherwise.

The Company's request for no-action relief under Rules 14a-8(b)(2) and 14a-8(f) should be denied.

IV. Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,



Richard S. Simon
Deputy General Counsel

cc: By Express Mail, with original revised certifications:

Gary W. Kyle, Esq.
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 12, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

the New York City Employees' Retirement System 210,122 shares

At all times during the period October 24, 2004 to December 12, 2005 the New York City Employees' Retirement System continuously held at least $2,000 worth of Sempra Energy common stock.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

December 12, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System	206,867 shares

At all times during the period October 24, 2004 to December 12, 2005 the New York City Teachers' Retirement System continuously held at least $2,000 worth of Sempra Energy common stock.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 12, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 10,228 shares

At all times during the period October 24, 2004 to December 12, 2005 the New York City Board of Education Retirement System continuously held at least $2,000 worth of Sempra Energy common stock.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK**
of **NEW YORK**

December 12, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund 83,225 shares

At all times during the period October 24, 2004 to December 12, 2005 the New York City Police Pension Fund continuously held at least $2,000 worth of Sempra Energy common stock.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK of NEW YORK

December 12, 2005

To Whom It May Concern

Re: Sempra Energy - CUSIP#: 816851109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 24, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 31,052 shares

At all times during the period October 24, 2004 to December 12, 2005 the New York City Fire Department Pension Fund continuously held at least $2,000 worth of Sempra Energy common stock.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President



RECEIVED

2005 DEC 28 AM 11:21

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 21, 2005

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the NYC Comptroller -- Exclusion for Failure to Provide Requisite and Timely Proof of Continuous Share Ownership -- Response to NYC Comptroller Letter of December 12, 2005

Ladies and Gentlemen:

Please refer to my letter to you dated November 23, 2005 (a copy of which is enclosed) regarding the shareholder proposal the we received from the Office of the Comptroller of New York City on behalf of five pension funds (collectively, the "funds")[1] for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule.

[1] The five funds on whose behalf the proposal was submitted are the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. The Comptroller serves as trustee, custodian or both for each fund.

We have received a copy of a letter to you from the Comptroller's Deputy General Counsel dated December 12, 2005 (a copy of which is enclosed) responding to our request that the Staff advise us that it will not recommend any action to the Commission in respect of our exclusion of the funds' proposal from our proxy materials. This letter responds to the Comptroller's letter and renews our request for a no action letter.

Notably, the Comptroller does not assert that the documentation of share ownership he previously provided on behalf of the funds satisfies the proof of eligibility requirements of the Shareholder Proposal Rule. Indeed, his letter implicitly concedes that it does not.

Instead, the Comptroller's letter asserts (incorrectly) that we failed properly to notify him of the defects in the funds' eligibility documentation and he now seeks (belatedly) to cure the defects. His assertions are incorrect and the no action letters that he cites to support them involve fundamentally different facts that those presented here.

Within just the last year, the Staff twice has considered challenges to the adequacy of substantively identical notices of eligibility defects in documentation of continuous share ownership. In each case, the Staff rejected the proponents' claims that Sempra Energy's notices failed to adequately apprise them of the defects in the documentation that they had provided and also rejected the proponent's belated cure of the documentation defects. The Staff concurred, as it should do here, in the exclusion of the proposals from our proxy materials for failure of the proponents to have timely provided requisite proof of continuous share ownership. See, *Sempra Energy* (December 23, 2004) and *Sempra Energy* (December 22, 2004). These no action letters are more fully discussed below under the caption *"Recent No Action Letters Also Confirm the Sufficiency of Sempra Energy's Notices of Defects -- Sempra Energy No Action Letters."*

As also more fully discussed below, our multiple notices to the Comptroller of eligibility defects go far beyond the requirements of Rule 14a-8(f) and the guidelines of Staff Legal Bulletins Nos. 14 (July 13, 2001) and 14B (September 15, 2004). They properly and timely notified the Comptroller of the documentation required by the Shareholder Proposal Rule and the defects in the documentation provided.

The funds have not provided us with requisite and timely documentation of eligibility to submit their shareholder proposal after twice having been timely and properly requested to do so. And we are not required to consider their belated submission of revised eligibility documentation.

We are permitted to exclude and intend to exclude the funds' proposal from our proxy materials without regard to whether the Comptroller's belated submission would have been sufficient proof of the funds' eligibility to submit their proposal had that documentation been timely submitted.

Sempra Energy Notices of Eligibility Defects

Contrary to the Comptroller's assertions, our two notices of defects in the funds' eligibility documentation did not "simply [paraphrase] the Rule's requirements for demonstrating share ownership, and [attach] copies of the Rule and of SLB 14." Instead, the notices and their enclosures fully apprised the Comptroller of the deficiencies in the funds' documentation and went well beyond the notification requirements of the Shareholder Proposal Rule and the guidelines of Staff Legal Bulletins 14 and 14B.

We twice wrote to the Comptroller notifying him of the defects in the funds' eligibility documentation and of the time frame by which requisite documentation must be provided.

Our first letter was entitled **"Shareholder Proposal -- Notice of Eligibility Deficiency"** in bold face type. It was sent the day after we received the funds' proposal following our determination that the eligibility documentation submitted with the proposal failed to establish, as required by the Shareholder Proposal Rule, that any of the funds had continuously held at least $2000 in market value of our shares for at least one year at the time the proposal was submitted.

The first letter stated, in the first paragraph, that the funds' proposal had been submitted to us on October 31, 2005. In the next paragraph it stated that the documentation of continuous share ownership submitted with the proposal was "for at least one year through the October 24, 2005 date" of the documentation.

Our second letter was entitled **"Shareholder Proposal -- Notice of Continued Eligibility Deficiency"** in bold face type. It was sent the next day after the Comptroller submitted eligibility documentation that failed to correct the defects in the documentation that he had initially submitted.

The second letter stated, also in the first paragraph, that the funds' proposal had been submitted on October 31, 2005. Its third paragraph stated the eligibility documentation was dated October 24, 2005.

Immediately following these paragraphs, each of our two letters clearly stated and *highlighted in italic or bold face type* that proof of beneficial ownership must be for a continuous period of at least one year ***"at the time you submitted the funds' proposal."***

In addition, the copy of the Shareholder Proposal Rule that we enclosed with each of our two letters *highlighted in bright yellow marker* both the title of Rule 14a-8(b) reading "Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?" and the following (and only the following) text from the rule:

> "... you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit your proposal."

> [The first way to prove your eligibility is to] "submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) that, at the time you submitted your proposal, you continuously held the securities for at least one year.

In addition, the pages from Staff Legal Bulletin No.14 (July 13, 2001) that we enclosed with each of our two letters *highlighted in bright yellow marker* the titles to the two relevant sections of the bulletin regarding the eligibility and procedural requirements of the Shareholder Proposal Rule and how a shareholder's ownership should be substantiated. And the enclosure with our second letter went even further to also highlight the following question from Section C(1)(c) of the bulletin:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned securities for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?** [Emphasis in original.]

The Staff's answer to that question is: "No. A shareholder must submit proof from the record holder verifying that the shareholder owned the securities continuously for a period of one year as of the time the shareholder submits the proposal."

Our letters to the Comptroller together with their enclosures, highlighted in precisely the same manner as they were sent to him, are included in our no action letter request of November 23.

The Comptroller's assertion that our two notices of eligibility defects did not inform him of the nature of the defect in his submissions is incorrect. Any failure by the Comptroller to comprehend that proof of one year continuous share ownership was required as of the October 31 date on which the funds' proposal was submitted was not a failure on the part of our notices but a failure on the part of the Comptroller.

Staff Legal Bulletins 14 and 14B Confirm the Sufficiency of Sempra Energy's Notices of Defects

Staff Legal Bulletins No. 14 (July 13, 2001) and No. 14B (September 15, 2004) set forth guidance, among other things, for notices of defects in shareholder proposals. They generally recommend that, for both eligibility and procedural defects, the notice should provide adequate detail of what the shareholder must do to remedy the defect. But for notices of defects in proof of share ownership Staff Legal Bulletin 14B goes on to provide more specific guidance. In Section C it provides, in relevant part, as follows:

> **2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership?** [Emphasis in original.]
>
> Yes. If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. ***The company should use language that tracks rule 14a-8(b),*** [emphasis added] which states that the shareholder proponent "must" prove its eligibility by submitting: .... either:
>
> > a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or ....
>
> ***We have expressed the view consistently that a company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:***
>
> > ***address the specific requirements of that rule in the notice; or***
> >
> > ***attach a copy of rule 14a-8(b) to the notice.*** [Emphasis added.]

Sempra Energy has fully followed the guidance of Staff Legal Bulletins Nos. 14 and 14B. It has twice notified the Comptroller proponent in writing of the defects in the funds' eligibility documentation. In doing so it has called attention to the date the proposal was submitted and the earlier date of the eligibility documentation. In doing so it has tracked the language of the Shareholder Proposal Rule with each letter stating:

> ***Proof of eligibility must consist of a written statement from the 'record' holder of the funds' shares verifying that, at the time you submitted the funds' proposal, the funds have continuously held at least $2000 in market value of our shares for at least one year.*** [Emphasis in original.]

Our first letter goes on to specifically note that; "The letters from the Bank of New York that you provided with your proposal do not satisfy that requirement." And our second letter precedes the above-quoted paragraph with a statement that the Bank of New York letters resubmitted by the Comptroller "do not meet the requirements of the Shareholder Proposal Rule for proof of the funds' eligibility to submit a proposal."

Indeed, our notices go well beyond the guidance provided by Staff Legal Bulletin No. 14B. Each, in addition to tracking the language of the Shareholder Proposal Rule as the bulletin recommends, enclosed a copy of the Shareholder Proposal Rule with the relevant provisions highlighted in bright yellow marker. Moreover, each also enclosed a copy of the relevant pages from Staff Legal Bulletin No. 14 with the titles to the two relevant sections of the bulletin regarding the eligibility and procedural requirements of the Shareholder Proposal Rule and how a shareholder's ownership should be substantiated also highlighted in bright yellow marker. And the relevant pages of Staff Legal Bulletin No. 14 enclosed with our second letter also highlighted in bright yellow marker the Staff's statement to the effect that proof of continuous share ownership of one year as of May 30 would not be sufficient proof of eligibility for a proposal submitted on June 1 of the same year.

The No Action Letters Cited by the Comptroller Do Not Support His Assertions

The Comptroller's letter cites several no action letters in support of his assertion that our notices of eligibility defects were inadequate. But all but one of these letters predate Staff Legal Bulletin 14B (September 15, 2004) which provides specific guidance (which we have not only followed and but substantially exceeded) in drafting notices of defects in proof of share ownership.

Moreover, a careful review of the no action letter requests in the cited letters that we have been able to locate[2] reveals that they all involve facts fundamentally different, in many cases absurdly different, from those presented here. They do not lend support to the Comptroller's assertions.

SciClone and Similar Letters

Most prominently, the Comptroller cites and quotes from *SciClone Pharmaceuticals, Inc.* (April 14, 2005). But that no action letter (as well as the letters in

[2] A Lexis search for a Staff response letter to ATT&T and to AT&T for the year 2004 did not produce any results for the letter cited by the Comptroller as *ATT&T Corp.* (Jan. 16, 2004). *(April 6, 2001).* In addition, several of the other letters cited by the Comptroller appear to have been incorrectly cited by the date of the incoming letter to the Staff rather than by the date of the Staff's reply letter. According, we believe that the correct citation date for the letter cited as *Comcast Corp.* (Dec. 30, 2003) is February 11, 2004; the correct citation date for the letter cited as *Lucent Technologies Inc.* (Sept. 29, 2003) is November 26, 2003; the correct citation date for the letter cited as *Sysco Corp.* (July 16, 2001) is August 10, 2001; and, the correct citation date for the letter cited as *Minnesota Mining and Manufacturing Company* (Jan. 8, 2001) is February 26, 2001. Finally, the correct date for the letter cited as *General Motors (April 6, 2001)* appears to be April 3, 2001.

AMR Corporation (March 15, 2004), *Honeywell International Inc.* (February 18, 2003), *AmSouth Bancorporation* (February 17, 2002), and *Cabot Corporation* (December 9, 1999) also cited by the Comptroller) involve factual circumstances that contrast markedly with those presented here.

Each of these letters involved a shareholder who initially submitted a proposal without any documentation of eligibility whatsoever; received a generalized request for eligibility documentation; responded to that request by providing account or investment statements; and was never thereafter notified by the company of the inadequacy of the statements.

Given the lack of specificity in the Shareholder Proposal Rule regarding account and investment statements, a reasonable shareholder responding to a generalized request for eligibility documentation may very well erroneously conclude that an account or investment statement satisfies the requirement for a written statement from the record shareholder. This is particularly so when, as in the cited letters, the request for eligibility documentation is issued prior to the receipt of the statement and no request for additional documentation is issued.

But the situation here is markedly different. Here, we issued multiple notices of eligibility defects. And we issued them in response to specific documentation submitted by the Comptroller.

Here, unlike in the no action letters cited by the Comptroller, it is difficult to imagine that any reasonable shareholder (except through negligence) could conclude that submitting a statement that is dated prior to the date of proposal submission satisfies a requirement (highlighted in our notices of defects) that the proponent "submit to the company a written statement ... verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."

Other Letters Cited by the Comptroller

The Comptroller also cites *International Business Machines* (February 18, 2003) and *Lucent Technologies* (November 26, 2003). But, unlike here, each company issued only a single generalized notice of defects and failed in any manner to further notify the proponent of defects in the eligibility documentation or representations received in response to that initial notice.

Here, in contrast, we promptly notified the Comptroller of defects in specific documentation that he initially submitted with the proposal and the basis for the inadequacy of that documentation. And when the Comptroller submitted somewhat revised documentation, we again promptly notified him of the defects in that documentation.

Finally, the Comptroller also cites *Radian Group* (February 28, 2003), *Comcast Corporation* (February 11, 2004), *Sysco Corporation* (August 10, 2002), *Minnesota Mining and Manufacturing Company* (February 26, 2001), *General Motors* (April 3, 2001), *Woodward Governor Company* (September 8, 2000), and *Triarc Companies, Inc.* (March 29, 1999). But in *Radian, Comcast, General Motors,* and

Woodward, unlike here, each company's notice of eligibility defects cited but failed to track the language of the Shareholder Proposal Rule or to enclose a copy of the rule. And in both *Minnesota Mining* and *Triarc,* unlike here, each company failed to inform the proponent that requisite proof of eligibility must be provided with 14 days from the receipt of the company's notice of deficiency. Lastly, *Sysco* involved a failure of the proponent union to have received the company's notice of defects because of a policy of refusing deliveries from a non-union delivery service which failed to notify the company of the refused delivery. None of these letters provides any support whatsoever for the Comptroller's claims.

Recent No Action Letters Also Confirm the Sufficiency of Sempra Energy's Notices of Defects

No Action Letters Previously Cited

Our letter to you of November 23 cites several no action letters all of which deal specifically with proposals for which eligibility documentation, as here, covered a period ending prior to the date on which the proposal was submitted. Each letter concludes that the documentation submitted was insufficient to meet the requirements of the Shareholder Proposal Rule and permitted the proposal to be excluded from the company's proxy materials.

We will not again recite the facts of these cases. However, a careful reading of each no action letter request shows that in each and every case the relevant notices of eligibility defects were less or no more specific and less extensive than the notices of defects that we have provided to the Comptroller.

Sempra Energy No Action Letters

We do, however, call you attention to the no action letters in *Sempra Energy* (December 23, 2004) (Zukowski Proposal) and *Sempra Energy* (December 22, 2004) (Harris Proposal) in respect of shareholder proposals that we received for inclusion in our 2005 proxy materials. We did not discuss these letters in our no action letter request of November 23 because they involve eligibility documentation covering a period that begins less than one year before (rather than, as here, ends before) the date the proposals were submitted.

These letters are particularly instructive with respect to the Comptroller's assertions because they relate to eligibility defects in documentation of continuous share ownership and to notices of eligibility defects substantively identical to the notices at issue here.

In each case, we received a shareholder proposal accompanied by an account statement showing the proponents' ownership of our shares. We promptly sent each proponent a notice of eligibility defects that advised the proponent that the account statement submitted with the proposal did not meet the eligibility documentation requirements of the Shareholder Proposal Rule. As we did here, we also tracked the language of Rule 14a-8(b) to advise each proponent that proof of beneficial ownership of our shares must be a statement from the record owner and must also verify that the proponent had owned our shares for at least one year as of the date the proposal was submitted to us. As we did here, we also enclosed with each notice, a copy of the Shareholder Proposal Rule and the relevant pages of Staff Legal Bulletin No. 14 and highlighted the relevant provisions.

In response to our notices of eligibility defects, each proponent submitted a letter from the record holder of the proponent's shares attesting to the proponent's continuous beneficial ownership of our shares from one year prior to the date of the record holder's letter[3]. However, the date of the record holder's letters was subsequent to the date that each proponent's proposal had been submitted to us. Thus, each proponent failed to establish that he or she had continuously held our shares for at least one year as of the date the proposal was submitted to us.

Consequently, we requested the Staff to issue a no action letters concurring in the exclusion of the Zukowski and Harris proposals from our proxy materials.

An attorney representing Mr. Zukowski and Ms. Harris responded to our no action letter requests by writing to the Staff asserting, as here, that his clients had not received sufficient notice of the defects in their eligibility documentation until they had received our no action letter requests. As here, the attorney also belatedly submitted revised eligibility documentation that, had it been timely provided, would have established the eligibility of the proponents to submit their proposals.

Nonetheless, the Staff issued no action letters concluding that we could exclude both proposals from our proxy materials because the proponents had "failed to supply, within 14 days of receipt of Sempra's request, documentary support sufficiently evidencing that [the proponent] satisfied the minimum ownership requirement for the one-year period as of the date that [the proponent] submitted the proposal as required by rule 14a-8(b)."

The Staff's conclusions in these two Sempra Energy no action letters are directly on point and completely reject the Comptroller's assertions of the inadequacy of our notices of eligibility defects and his belated attempt to cure the defects in the funds' eligibility documentation. Indeed, here where the Comptroller received multiple notices of defects, each in response to specific documentation, the exclusion of the funds' proposal from our proxy materials is even more compelling than for the two proposals considered in the Sempra Energy no action letters.

---

[3] In the case of Mr. Zukowski, this submission followed further correspondence with us including multiple notices of eligibility defects. In the case of Ms. Harris, there had been no additional communication beyond our initial notice of eligibility defects..

* * * * * * * * * * *

We are entitled to exclude and intend to exclude the funds' shareholder proposal from our proxy materials as permitted by Rules 14a-8(b) and (f).

We renew our request that the Staff advise us that it will not recommend any action to the Commission in respect of our doing so. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

We would very much appreciate receiving the Staff's response to our request by January 20, 2006.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone at 619/696-4373 or by e-mail to gkyle@sempra.com.

Very truly yours,



Gary W. Kyle

enclosures

cc: New York City
Office of the Comptroller
Attention: Patrick Doherty
Richard S. Simon



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 23, 2005

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal -- Exclusion for Failure to Provide Requisite Proof of Continuous Share Ownership

Ladies and Gentlemen:

We have received from the Office of the Comptroller of New York City a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. The proposal was submitted on behalf of five pension funds (collectively, the "funds") for which the New York City Comptroller serves as trustee or custodian or both.[1]

As more fully discussed below, each fund has failed to provide us with requisite proof (after twice having been timely and properly requested to do so) that it has continuously owned our shares for a period of at least one year as of the date its proposal was submitted and the time to provide that proof has expired. Quite simply, the funds' proposal was submitted by facsimile transmission sent to and received by us on October 31, 2005 but the funds' proofs of ownership cover only a period ending on October 24, 2005. Accordingly, we intend to exclude the funds' proposal from our proxy materials pursuant to Rules 14a-8(b) and (f) under the Securities Exchange Act of 1934.

[1] The five funds on whose behalf the proposal was submitted are the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System.

Background

October 31 – Submission of Shareholder Proposal

The funds' shareholder proposal was submitted to us by facsimile transmission on October 31, 2005. Although the letter from the New York Comptroller accompanying that transmission is dated October 24, the facsimile transmission cover sheet and the related transmission information appearing on the transmitted pages make it incontrovertible that the transmittal occurred and the proposal was submitted on October 31. The facsimile transmission pages, including the October 31 transmission cover sheet and transmission data, are enclosed as Appendix A.

The funds' submission included letters from The Bank of New York (included in Appendix A) with respect to each of the funds verifying that the bank had held for the benefit of the applicable fund at least $2,000 in market value of our shares from October 24, 2004 through the date of the bank's letter. However, each of these letters is dated October, 24, 2005 -- a week before the funds' proposal was electronically transmitted to and received by us.

November 1 – Initial Notice to Proponent of Eligibility Deficiency

Upon receiving the funds' October 31 submission we immediately determined that none of the funds was a registered holder of our shares and none had filed any reports of ownership of our shares with the Commission. We also determined that, as discussed below, the letters from The Bank of New York dated October 24 and included with the submission did not constitute requisite proof of the funds' share ownership as of the time the proposal was submitted as required by the Shareholder Proposal Rule.

Consequently, on November 1 we wrote to the New York City Comptroller requesting that we be provided with requisite and timely proof of the funds' continuous beneficial ownership of our shares for at least one year as of the date that their shareholder proposal was submitted. A copy of our letter and its enclosures together with proof of its receipt by the Comptroller on November 2 are enclosed as Appendix B.

Our letter specifically called the New York City Comptroller's attention to the proof of continuous beneficial ownership of our shares that was required under the Shareholder Proposal Rule and the time frame by which requisite proof must be provided to us. It stated:

> We note that none of the funds is a registered holder of our shares and none has filed reports of ownership of our shares with the Securities and Exchange Commission. Accordingly, under the Shareholder Proposal Rule you must provide us with

proof of the funds' eligibility to submit a shareholder proposal.

Proof of eligibility must consist of a written statement from the "record" holder of the funds' shares verifying that, at the time you submitted the funds' proposal, the funds have continuously held at least $2000 in market value of our shares for at least one year. The letters from the Bank of New York that you submitted with your proposal do not satisfy that requirement. [Emphasis in original.]

Proof of continuous share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure to provide the required proof within that time frame would permit us to exclude your proposal from our proxy materials. [Emphasis in original.]

To assist in complying with these requirements, we also enclosed with our letter a copy of the Shareholder Proposal Rule in which we highlighted Questions 2 and 6 setting forth the eligibility and procedural requirements of the rule. We also enclosed the relevant pages from Staff Legal Bulletin No.14 (July 13, 2001) and highlighted Section C.1.c regarding substantiation of share ownership. Both the rule and the bulletin clearly state that proof of share ownership must be for a period of one year as of the time the shareholder submits a proposal.

November 10 -- Proponents' Inadequate Response to Notice of Eligibility Deficiency

On November 10, 2005 we received an additional facsimile transmission from the New York City Comptroller over a cover sheet dated November 9. Aside from the cover sheet noting its contents, the transmission consisted solely of the same five letters from The Bank of New York dated October 24 that had been included with the funds' proposal submission of October 31 and which we had advised the Comptroller were inadequate to provide requisite proof of the funds' eligibility to submit a shareholder proposal. This transmission is enclosed as Appendix C.

November 11 -- Additional Notice to Proponent of Continuing Eligibility Deficiency

The New York City Comptroller's resubmission of the letters from The Bank of New York did not, of course, cure the eligibility deficiency that we had called to the Comptroller's attention in our original notice of eligibility deficiency. They simply reconfirmed that the funds' had held our shares for at least one year as of the October 24 date of the letters. But they did prove, as required by the Shareholder Proposal Rule, that the funds had held our shares for at least one year as of the October 31 date on which the Comptroller submitted the funds' proposal.

Consequently, on November 11 we once again wrote to the New York City Comptroller to call his attention to the funds' continuing eligibility deficiency. Our letter stated:

> Yesterday, we received your additional facsimile transmission including letters from the Bank of New York dated October 24, 2005 confirming that the bank has held for each fund at least $2000 in value of our Common Stock since October 24, 2004. These are the same letters that you previously included with your original submission and, as I stated in my earlier letter, they do not meet the requirements of the Shareholder Proposal Rule for proof of the funds' eligibility to submit a shareholder proposal.
>
> The Shareholder Proposal Rule provides that ***proof of eligibility must consist of a written statement from the record holder of the funds' shares verifying that, at the time you submitted the funds' proposal, the funds has continuously held at least $2000 in market value of our shares for at least one year.*** [Emphasis in original.]
>
> ***Proof of continuous share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you received my letter of November 1. A failure to provide the required proof within that time frame would permit us to exclude your proposal from our proxy materials.*** [Emphasis in original.]

With our letter, we again enclosed a copy of the Shareholder Proposal Rule and highlighted Questions 2 and 6 of rule. We also again enclosed and highlighted the relevant pages from Staff Legal Bulletin No. 14. In particular, we highlighted the example in Section C.1.c(1) of the bulletin clearly stating, as an example, that proof ownership as of May 30 would be inadequate for a proposal submitted on June 1.

A copy of our November 11 letter and its enclosures is enclosed as Appendix D.

Proponent's Continued Failure to Provide Requisite Proof of Eligibility

The New York City Comptroller has not responded to our November 11 notice of continued eligibility deficiency. And the time to provide requisite proof of the funds' eligibility to submit their proposal has now expired. It expired on November 16 -- 14 calendar days after the Comptroller received our original notice of the funds' eligibility deficiency.

Discussion -- Proposal Exclusion for Failure to Provide Requisite Proof of Eligibility

It has now been over 14 calendar days since November 2 when the New York City Comptroller received our initial letter requesting requisite and timely proof of the funds' continuous beneficial ownership of our shares for at least one year as of the October 31 date on which the funds' proposal was submitted. But the only "proof" that has been provided to us is that the funds had continuously so owned our shares through October 24. And that proof is inadequate to satisfy the requirements of the Shareholder Proposal Rule.

Rule 14a-8(b)(2)(i) sets forth the method by which the funds, which are not registered holders of our shares and have not filed share ownership reports with the Commission, "must prove" their eligibility to submit a shareholder proposal. They must "submit to the company a written statement from the 'record' holder of [their] securities (usually a bank or broker) verifying that, ***at the time [they] submitted [their] proposal***, [they] continuously held the securities for at least one year." [Emphasis added.] And, Rule 14a-8(f) requires that such proof be submitted "no later than 14 days from the date [the New York City Comptroller] received [our] notification" that they had failed to provide requisite proof of their eligibility.

The letters from The Bank of New York submitted with the funds' proposal and resubmitted in response to our initial notice of eligibility deficiency simply do not satisfy the proof of eligibility requirements of the Shareholder Proposal Rule. They do not state the funds' shareholdings as of the October 31, 2005 date that the funds' proposal was submitted nor do they show continuous ownership of our shares for a one-year period as of that submission date. The bank's letters show only that each fund owned shares as of October 24, 2004 through the October 24, 2005 date of the letters.

Consistent with the explicit requirements of the Shareholder Proposal Rule, the Staff of the Commission has repeatedly permitted the exclusion from proxy materials of shareholder proposals for which proof of beneficial share ownership is as of a date before the date on which the proposals were submitted. See, for example, *The Gap Inc., March 3, 2003* (proposal excluded when submitted on November 27, 2002 with proof of ownership as of November 25, 2002); *International Business Machines, January 7, 2002* (proposal excluded when submitted on October 30, 2001 with proof of ownership as of August 15, 2001); *Oracle Corporation, June 22,2001* (proposal excluded when submitted on May 9, 2001 with proof of ownership as of October 12, 2000); *Eastman Kodak Company, February 7, 2001* (proposal excluded when submitted on November 21, 2000 with proof of ownership as of November 1, 2000).

The Staff's concurrence in the exclusion of the proposal in *International Business Machines (January 7, 2002)* is particularly instructive because of the great similarity to the facts presented here. In *IBM* three investment fund co-proponents submitted a proposal to IBM on October 30, 2001. The proponents accompanied their submission with a letter from State Street Bank dated August 23, 2001 listing the shareholdings of each co-proponent as of August 15, 2001 and confirming that these shares had been so held for more than one year. IBM then timely wrote to the co-proponents requesting proof that they had held their shares for one year as of the date that their proposal was submitted. The co-proponents responded to this request only by, through their attorney, asserting that the letter from State Street Bank satisfied the proof of beneficial ownership requirements of the Shareholder Proposal Rule. The Staff concurred in IBM's exclusion of the proposal from IBM's proxy materials for the proponents' failure "to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for a the one-year period specified in rule 14a-8(b)."

The funds' proof of beneficial ownership is insufficient for purposes of the Shareholder Proposal Rule for the very same reasons that the proofs in *IBM, The Gap, Oracle* and *Eastman Kodak* were insufficient. In each case, the period covered by the purported proof ends before the proponent submitted the proposal. Thus, they do not establish, as is required by the Shareholder Proposal Rule, continuous share ownership for at least one year as of the date the proposal was submitted.

The proof of ownership requirements of the Shareholder Proposal Rule have also been reflected in Staff Legal Bulletin No. 14 (July 13, 2001). Section C of the bulletin specifically addresses the requirement of the Shareholder Proposal Rule that proof of beneficial share ownership must be as of the date a proposal is submitted. And Section C.1.c. of the bulletin provides a question and answer example of a failure of proof remarkably similar and directly applicable to the funds' proposal. It states:

> **(1) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
> [Emphasis in original.]

> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Here the funds' proposal was submitted on October 31 but proof of continuous share ownership is as of October 24. That proof does not meet the requirements of the Shareholder Proposal Rule. It simply fails to establish that the funds meet the eligibility requirement of continuous beneficial ownership of our shares for at least one year as of the date their proposal was submitted.

We have twice advised the New York City Comptroller of the requirement to provide requisite proof of the funds' eligibility to submit their shareholder proposal and of the time frame by which requisite proof must be provided. In doing so, we have gone well far beyond the notification requirements of Rule 14a-8(f) and those recommended by Staff Legal Bulletins Nos. 14 and 14B.

We have advised the New York City Comptroller both in our letters and in their enclosures that proof of beneficial ownership must be for a continuous period of at least one year as of the date the funds' proposal was submitted. We have enclosed with each of our two letters a copy of the Shareholder Proposal Rule highlighted to show the procedures that must be followed and the proof that must be provided. We have enclosed the relevant pages of Staff Legal Bulletin No.14 highlighting the questions and answers that demonstrate that the proof that has been submitted does not meet the requirements of the Shareholder Proposal Rule and that proof of eligibility must show continuous ownership for at least one year as of the date of proposal submission.

But we still have not been provided with requisite proof of the funds' eligibility to submit their shareholder proposal. And the time for us to receive the required proof has now expired.

Accordingly, we intend to exclude the funds' proposal from our proxy materials as a consequence of their failure to have properly established that they have satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of such requirements pursuant to Rule 14a-8(f).

* * * * * * * * * * *

We ask that the Staff advise us that they will not recommend any action to the Commission in respect of our excluding the funds' shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of its formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2006 Annual Meeting of Shareholders with the Commission. We are also enclosing six copies of this letter and its enclosures and an additional copy of the letter and its enclosures is concurrently being sent to the New York City Comptroller.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2006. We will promptly forward your response on to the New York City Comptroller.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,



Gary W. Kyle

cc: New York City
Office of the Comptroller
Attention: Patrick Doherty

enclosures



Richard S. Simon
Deputy General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

December 12, 2005

BY EXPRESS MAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sempra Energy
Shareholder Proposal submitted by New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the November 23, 2005 letter sent to the Securities and Exchange Commission (the "Commission") by inside counsel for Sempra Energy ("Sempra" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(b)(2) and 14a-8 (f)() under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the November 23, 2005 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that the Company seeks.

I. The Company's Position and the Funds' Response

In its November 23 letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal (relating to the reduction of the Company's power plant emissions) pursuant to two provisions of SEC Rule 14a-8: Rule 14a-8(b)(2) and Rule 14a-8(f), relating to proof of the Funds' continuous ownership of the Company's shares. The Company bears the burden of proving that the Funds have not met their burden of establishing the requisite shareholding under these provisions. The Company has failed to meet that burden with respect to either of these provisions and its request for "no-action" relief should accordingly be denied.

Specifically, the Company alleges that within the time allowed, the Funds -- which have held hundreds of thousands of shares of the Company's stock for more than a year -- failed to submit appropriate documentation showing that the Funds had held $2,000 or more of the Company's stock for at least a year before submitting the Proposal. But the correspondence that the Company attached to its November 23 letter shows on its face that the Company never told the Funds what was lacking in the certifications that the Funds submitted from their custodian bank. The Funds, left to guess what the Company meant, did promptly submit revised certifications – which addressed a different issue from the one upon which the Company now seeks to rely. We submit that Rules 14a-8(b)(2) and (f) require that companies must give proponents clear enough notice of any purported defects in their documentation of share ownership, so as to allow a genuine opportunity to cure. A company must not be permitted to leave a proponent in the dark, and then belatedly spring the announcement of the specific alleged defect only in the no-action request to the Staff, as Sempra did here.

Here, the Office of the Comptroller, on behalf of the Funds, had obtained signed certifications on October 24, 2005 from the Funds' custodian bank, the Bank of New York, showing that each of the Funds had held far more than $2,000 of the Company's stock for the requisite one year. The October 24, 2005 letter submitting the Funds' Proposal to the Company, together with the Bank of New York October 24 certifications, was then faxed to the Company a few days later, on October 31. (In the interests of brevity, we are not attaching duplicates of the correspondence that the Company attached to its November 23 letter to the Division).

On November 1, 2005, the Company wrote to the Office of the Comptroller, stating that "The letters from the Bank of New York that you submitted with your proposal do not satisfy [the Rule's] requirement." The Company's November 1 letter did not, however, identify any particular respect in which the Bank of New York letters failed to satisfy Rule 14a-8. Rather, the letter simply paraphrased the Rule's requirements for demonstrating share ownership, and attached copies of the Rule and of SLB 14. Not until November 23 did the Company identify its specific objection: that the date on the Bank of New York's October 24 certifications, although the same as that on the Funds' October 24 letter, was a week before the October 31 date that the certifications and letter were then faxed to the Company.

The Office of the Comptroller, on behalf of the Funds, not knowing what defect the Company had in mind, concluded that the Company was probably referring to the fact that the certifications came from Bank of New York as Custodian, rather than from an entity such as Cede or DTC as nominee. Although the Funds believed that the Company's apparent objection was in error *, they sought to address that concern as quickly as possible. On November 9, 2005, the Office of the Comptroller faxed to the Company revised certifications from the Bank of New York, each of which added the phrase that the Fund's Sempra shares were held "in the name of Cede and Company." The date of the revised Bank of New York certifications was left at October 24, 2005. Had the Company told the Funds that the alleged defect could be entirely cured just by updating the date on the Bank of New York certifications to October 31 or later, the Funds would have done so.

But in response to the November 9 fax, the Company still declined to show its hand. Company counsel wrote back to the Funds on November 11, opining that revised certifications were "the same letters as you had previously included with your original submission." The balance of the Company's November 11 letter once again paraphrased the Rule, and attached a copy. The Company again chose not to inform the Funds that the Company's objection was simply that it needed letters from the Bank of New York with a date of October 31, 2005 or later.

Lacking that basic information, the Funds did not write in response to the Company's November 11 letter. The Company's November 23 letter to the Commission followed -- and the Funds learned for the first time what the Company's objection actually was.

Having finally been apprised of the Company's specific objection, the Funds have now cured it. On behalf of the Funds, I have submitted to Sempra's Chief Corporate Counsel, with a copy of this letter, the executed originals of revised letters from the Bank of New York, dated December 12, 2005, certifying that at all times from October 24, 2004 to the present day, each of the Funds has maintained the required share ownership in the Company (copies of the December 12 Bank of New York certifications are attached hereto).

II. Rule 14a-8 Supports the Denial Here of No-Action Relief

Rule 14a-8(f)(1) states plainly that a proposal can be excluded for failure to meet the eligibility or procedural requirements only if the company "has notified you of the problem"; in particular, "company must notify you in writing of any procedural or eligibility deficiencies . . ." Sempra never did that.

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*Both before and after the publication of *SLB 14*, the SEC has issued no-action responses which would indicate that Rule 14a-8(b)(2) only requires that the "broker or bank" holding the stock on behalf of the beneficial owner -- such as a pension fund -- furnish a certification. The Rule does not require that the nominee, such as Cede, furnish the certification. *See Equity Office Properties Trust* (March 28, 2003); *EMC Corp.* (March 14, 2002); and *Dillard Dept. Stores, Inc.* (March 4, 1999).

The Staff has consistently stated explicitly that a Company must clearly inform a proponent what additional documentation of continuous stock ownership it must submit in order to comply with the requirements of Rule 14a-8. Most recently, in *SciClone Pharmaceuticals, Inc.* (April 14, 2005), SciClone noted in its request for a no-action letter that it had advised the proponent that he "would be required to submit documentation to the Company proving that he has held at least $ 2,000 in market value of the Company's securities (which is less than the 1% of outstanding securities alternative provided under Rule 14a-8(b)(1)) for at least a year." SciClone's notice to the proponent is very similar to what Sempra sent to the Funds. In response to SciClone's request for relief, the Staff advised:

> Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that **SciClone failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in SciClone's request for additional information from the proponent.**

(Emphasis added, above and in excerpt below)

The Staff, accordingly, conditioned any grant of no-action relief upon first giving the proponent the opportunity to cure the defect in its submission of documentary support:

> Accordingly, **unless the proponent provides SciClone with appropriate documentary support of ownership, within seven calendar days after receiving this letter**, we will not recommend enforcement action to the Commission if SciClone omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

The Staff used effectively identical language to reach the same result in other instances where a company has failed to specify what further documentation a proponent had to furnish in order to comply with Rule 14a-8. *See AMR Corp.* (March 15, 2004); ATT&T Corp. (Jan. 16, 2004); *Comcast Corp.* (Dec. 30, 2003); *Lucent Technologies, Inc.* (Sept. 29, 2003); *Radian Group, Inc.* (Feb. 28, 2003); *Honeywell International, Inc.* (Feb. 18, 2003); *IBM Corp.* (Feb. 18, 2003); *AmSouth Bancorporation* (Feb. 17, 2002); *Sysco Corp.* (July 16, 2001); *General Motors Corp.*(April 6, 2001); *Minnesota Mining and Manufacturing Co.* (Jan. 8, 2001); *Woodward Governor Co.* (Nov. 3, 2000); *Cabot Corp.* (Dec. 9, 1999); and *Triarc Companies, Inc.* (March 29, 1999).

From all of those Staff determinations, one principle is clear: where a company's response to a purportedly inadequate certification of share ownership is merely to cite, quote, or provide a copy of, the Commission's Rules, without clearly stating what more is needed for an appropriate certification, then proponent will be given an opportunity to promptly supply that additional documentation, before the Staff will issue a no-action letter. Had the Company given the Funds that information, the Funds could readily have supplied the appropriate documentation weeks ago, without the need for involving the Staff.

The Funds have now supplied that documentation. Thus, any possible defect in the Funds' certifications as to Sempra has now been fully cured. We respectfully submit that there is now no possible basis for the grant of no-action relief, conditional or otherwise.

The Company's request for no-action relief under Rules 14a-8(b)(2) and 14a-8(f) should be denied.

IV. Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,



Richard S. Simon
Deputy General Counsel

cc: By Express Mail, with original revised certifications:

Gary W. Kyle, Esq.
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter received November 23, 2005

The proposal requests a report reviewed by a board committee of independent directors on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's power plants operations.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of Sempra's request, documentary support evidencing that they satisfied the minimum ownership requirement for the one-year period as of the date that they submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Ted Yu
Special Counsel